PROSPECTUS SUPPLEMENT               Filed Pursuant to Rules 424(b)(3) and 424(c)
(to prospectus dated                                 Registration No. 333-130900
November 9, 2007)

                       [GRAPHIC OMITTED] Electronic Sensor Technology

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                        27,538,695 SHARES OF COMMON STOCK

         This document supplements the prospectus dated November 9, 2007 and the prospectus supplement dated December 28, 2007 relating to the registration of our common stock under our Registration Statement on Form SB-2 (Registration
No. 333-130900). This prospectus supplement is incorporated by reference into the prospectus.

         This prospectus supplement modifies and supersedes the first sentence under the heading "Description of Securities" in the prospectus dated
November 9, 2007 to replace "56,756,098" with "59,033,632".

         This prospectus supplement also modifies the information set forth under the heading Directors, Executive Officers and Control Persons" in the prospectus dated November 9, 2007 to delete the following paragraph:

         "MICHEL A. AMSALEM

         Michel A. Amsalem, age 59, currently serves as a director of Electronic Sensor Technology. Mr. Amsalem has served as a director of Electronic Sensor Technology since September 7, 2006. Mr. Amsalem is the founder and, since July 2001, President of Midsummer Capital, the investment manager of the Midsummer Group of Funds, as well as a director of Midsummer Investment Ltd. Prior to his involvement with hedge funds and the creation of Midsummer Capital, Mr. Amsalem, from May 1999 through June 2001, was a Principal and Managing Partner of Omicron Capital, an investment advisor to a group of funds with a strategy similar to that of Midsummer. Mr. Amsalem was also founder and head of the Structured Finance Department of Citibank, and of similar activities for Banque Indosuez' Investment Bank for Latin America and Eastern Europe and Patricof & Co. Mr. Amsalem holds a Doctoral degree in Business Administration from Harvard University, an MBA from Columbia University and is a graduate of Ecole des Hautes Etudes Commerciales in France. He is a professor of Business and Investment Strategy at Columbia University Graduate School of Business. Mr. Amsalem currently serves as a director of Hartville Group, Inc., which is a publicly reporting company."

         The remainder of the information in this prospectus supplement replaces and supersedes the information set forth under the headings "Selling Security Holders" and "Security Ownership of Certain Beneficial Owners and Management" in the prospectus dated November 9, 2007.

         INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    This prospectus is dated January 16, 2008

                            SELLING SECURITY HOLDERS

         Each of the selling security holders obtained beneficial ownership of the common stock being registered for resale pursuant to this registration statement in one of the following transactions, as set forth below.

          o On February 1, 2005, in a private offering, Electronic Sensor Technology issued 3,985,000 shares of common stock of Electronic Sensor Technology and three-year warrants to purchase 3,985,000 shares of our common stock at an exercise price of $1.00 per share (units consisting of one share of common stock and one warrant were sold for $1.00 per unit). The following selling security holders obtained beneficial ownership of our common stock through this private offering: Mark S. Barbara, Bixbie Financial Corp., John J. and Alicia C. Caufield, Chase Investments, Inc., Crown Capital Partners SA, Richard Forte, Jeffrey R. Haines, Highgate House Funds, Ltd., Nathaniel Kramer, Memphis Group, Inc., Jeremy Shaffer Roenick, Gene Salkind, M.D., Brian Patrick Shanahan and Paul Tompkins.

          o Electronic Sensor Technology issued 130,000 shares of common stock to CEOcast, Inc. on December 5, 2005, in a private offering, in exchange for investor relations services valued at approximately $105,882. CEOcast provides us with investor relations services valued at approximately $17,500 per month. We have entered into three short-term consulting agreements with CEOcast on each of January 17, 2005, July 17, 2005 and October 17, 2005, pursuant to which we agreed to compensate CEOcast with $7,500 per month, paid in cash, and CEOcast is compensated for the remainder of the value of its services with our common stock. The 130,000 shares of common stock issued to CEOcast represented the compensation in our shares due to CEOcast under the three consulting agreements. The number of shares issued to CEOcast was calculated by determining for each of the nine months of the contract between us and CEOcast that number of shares that could be purchased per month at a 15% discount with $10,000.

          o On December 5, 2005, in a private offering, Electronic Sensor Technology issued to HomelandSecurityStocks, a division of Protect-A-Life, Inc., a warrant to purchase 350,000 shares of common stock at an exercise price of $2.40 per share. HomelandSecurityStocks formerly provided us with investor relations services. The warrant was issued pursuant to a Settlement Agreement entered into on October 11, 2005 among HomelandSecurityStocks, Protect-A-Life and Electronic Sensor Technology. The Settlement Agreement settled a dispute between HomelandSecurityStocks and Electronic Sensor Technology resulting from the termination by Electronic Sensor Technology of a consulting agreement dated February 7, 2005, between HomelandSecurityStocks and Electronic Sensor Technology. Pursuant to the consulting agreement, we had engaged HomelandSecurityStocks to provide us with investor relations and public relations services from February 9, 2005 through February 9, 2006 for a fee of $12,000 per month and warrants to purchase 500,000 shares of common stock at an exercise price of $2.40 per share, to vest as follows: (i) warrants to purchase 200,000 shares on February 9, 2005, (ii) warrants to purchase 75,000 shares on May 9, 2005, (iii) warrants to purchase 75,000 shares on August 9, 2005, (iv) warrants to purchase 75,000 shares on November 9, 2005 and (v) warrants to purchase 75,000 shares on February 8, 2006. Electronic Sensor Technology terminated the consulting agreement in July 2005.

          o In a private offering on December 7, 2005, we issued to Islandia, L.P. and Midsummer Investment Ltd. an aggregate principal amount of $7,000,000 of 8% unsecured convertible debentures due December 7, 2009 that were convertible into 15,404,930 shares of our common stock. At issuance, the debentures were convertible into common stock at a conversion price of $0.4544 per share. This price was calculated based upon 105% of the volume weighted average price over the 20 trading days preceding the date of issuance of the debentures. Such conversion price was subsequently reduced to $0.4000, pursuant to the Forbearance and Amendment Agreement entered into among Electronic Sensor Technology, Midsummer and Islandia on September 7, 2006, which consequently increased the shares of common stock issuable upon conversion of the debentures to 17,500,000. Under certain circumstances, we have the right, at our option to pay interest on the debentures with shares of common stock. In connection with the private offering, we agreed to register 130% of the common stock into which the debentures are convertible plus 130% of the common stock that we may use to pay interest on the debentures. On this registration statement, we are registering 110% of such shares, or 23,148,482 shares, to facilitate secondary trading by the holders of the debentures.

          o In a private offering on December 7, 2005, we issued to Montgomery 2006-1 Partnership, a subsidiary of Montgomery & Co., LLC, a five-year warrant to purchase 485,213 shares of common stock at an exercise price of $0.4761 per share. This price was calculated based upon 110% of the volume weighted average price over the 20 trading days preceding the date of issuance of the warrant. Montgomery & Co., LLC provided us with financial advisory services in connection with the issuance of the 8% unsecured convertible debentures issued on December 7, 2005 and various other securities, for which it received $490,000 in addition to the warrant.

         The table below sets forth the following information, as of the date that we received such information from the selling security holder (this information was received by Electronic Sensor Technology between December 6, 2005 and the date of this prospectus):

          o the name of each beneficial owner of the common stock registered pursuant to this registration statement;

          o the number of shares of common stock that each selling security holder beneficially owns as of such date;

          o the number of shares of common stock that may, assuming the exercise in full of all of the warrants described above and the conversion in full of all of the debentures described above, be offered for sale by each selling security holder from time to time pursuant to this prospectus;

          o the number of shares of common stock to be beneficially owned by each selling security holder assuming the exercise in full of all of the warrants described above and the conversion in full of all of the debentures described above, and the sale of all of the shares of common stock offered hereby;

          o the percentage of common stock to be beneficially owned by each selling security holder after completion of the offering, based upon the number of shares of common stock to be beneficially owned by such selling security holder (taking into account the assumptions set forth above), divided by 59,033,632, which represents the total number of shares of common stock issued and outstanding as of the date of this prospectus, plus, for such selling security holder, the number of shares of common stock to be beneficially owned by such selling security holder; and

          o by footnote, any position or office held or other material relationship with Electronic Sensor Technology or any of its predecessors or affiliates within the past three years, other than that of being a shareholder, and details regarding the transaction in which each selling security holder acquired beneficial ownership of its common stock.

         Of the selling security holders, we understand that Montgomery & Co. LLC, the parent of Montgomery 2006-1 Partnership, is registered as a broker-dealer with the NASD, California, Connecticut, Florida, Massachusetts, Nevada, New York and Washington. Otherwise, to our knowledge, none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.

                                             Shares of       Number of Shares of     Shares of common stock
                                            common stock     common stock to be      Beneficially Owned After
                                            Beneficially       Offered for the      Completion of the Offering
                                           Owned Prior to     Selling Security      --------------------------
Name of Selling Security Holder             the Offering      Holder's Account          Number      Percentage
---------------------------------------    --------------    -------------------    -------------   ----------
Mark S. Barbara (1)                                50,000                 50,000                0            *
Bixbie Financial Corp. (2)                        250,000                250,000                0            *
John J. and Alicia C. Caufield (3)                130,000                100,000           30,000            *
CEOcast, Inc. (4)                                 130,000                130,000                0            *
Chase Investments, Inc. (5)                        50,000                 50,000                0            *
Crown Capital Partners SA (6)                   1,000,000              1,000,000                0            *
Richard Forte (7)                                  50,000                 50,000                0            *
Jeffrey R. Haines                                  50,000                 50,000                0            *
Highgate House Funds, Ltd. (8)                  1,000,000              1,000,000                0            *
HomelandSecurityStocks.com, a division
 of Protect-A-Life, Inc. (9)                      350,000                350,000                0            *
Islandia, L.P. (10)                            12,317,929              8,267,315        4,050,614         6.42
Nathaniel Kramer (11)                              50,000                 50,000                0            *
Memphis Group Inc. (12)                           500,000                500,000                0            *
Midsummer Investment Ltd. (13)                 22,172,272             14,881,167        7,291,105        10.99
Montgomery 2006-1 Partnership (14)                485,213                485,213                0            *
Jeremy Shaffer Roenick (15)                        50,000                 50,000                0            *
Gene Salkind, M.D. (16)                           200,000                200,000                0            *
Brian Patrick Shanahan                            212,500                 50,000          162,500            *
Paul Tompkins                                      25,000                 25,000                0            *

* Less than 1%.

(1) Mr. Barbara's shares include 25,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus.

(2) Alan Meiteen is a beneficial owner of Bixbie Financial Corp.'s shares by virtue of his position as sole control person of Bixbie Financial Corp.

(3) The Caufields' shares include 50,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus.

(4) Rachel Glicksman and Kenneth D. Sgro are beneficial owners of CEOcast's shares by virtue of their positions as principal shareholders of CEOcast, Inc.

(5) Richard Chase is a beneficial owner of Chase Investment, Inc.'s shares by virtue of his position as sole control person of Chase Investments, Inc.

(6) Crown Capital Partners SA's shares include 500,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus. John Graham Douglas is a beneficial owner of Crown Capital Partners' shares by virtue of his position as sole control person of Crown Capital Partners SA.

(7) Mr. Forte's shares include 25,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus.

(8) Highgate House Funds, Ltd.'s shares include 500,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus. Mark Angelo is a beneficial owner of Highgate House Funds' shares by virtue of his position as Portfolio Manager of Highgate House Funds, Ltd.

(9) HomelandSecurityStocks.com's shares include 350,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus. Leon Hamerling and J. Robert Paul are both beneficial owners of HomelandSecurityStocks' shares by virtue of their collective ownership of 100% of the outstanding shares of Protect-A-Life.

(10) Islandia, L.P.'s shares include 110% of 6,250,000 shares of common stock underlying a debenture convertible within 60 days of the date of this prospectus and shares of common stock that may be used to pay interest on such debenture. The general partner of Islandia is John Lang, Inc., a New York Sub-S corporation formed to manage investments. John Lang, Inc. has sole dispositive power and sole voting power over all matters not related to director elections. The individuals that exercise shared dispositive and voting power for John Lang, Inc. are Richard Berner, President of John Lang, Inc. and Edgar Berner and Thomas Berner, both Vice-Presidents of John Lang, Inc. By virtue of these relationships John Lang, Inc., Richard Berner, Edgar Berner and Thomas Berner may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by Islandia; however, John Lang, Inc. Richard Berner, Edgar Berner and Thomas Berner disclaim beneficial ownership of the shares of common stock beneficially owned by Islandia.

(11) Mr. Kramer's shares include 25,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus.

(12) Memphis Group, Inc.'s shares include 250,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus. Jeffrey Shear is a beneficial owner of Memphis Group's shares by virtue of his position as sole control person of Memphis Group, Inc.

(13) Midsummer Investment Ltd.'s shares include 110% of 11,250,000 shares of common stock underlying a debenture convertible within 60 days of the date of this prospectus and shares of common stock that may be used to pay interest on such debenture. Midsummer Capital, LLC, a New York limited liability company, serves as investment advisor to Midsummer Investment Ltd., a Bermuda company. By reason of such relationships, Midsummer Capital may be deemed to share dispositive power over the shares of common stock beneficially owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares of common stock. Michel A. Amsalem and Scott D. Kaufman are members of Midsummer Capital. By reason of such relationships, Mr. Amsalem and Mr. Kaufman may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Midsummer Investment. Mr. Amsalem and Mr. Kaufman disclaim beneficial ownership of such shares of common stock.

(14) Montgomery 2006-1 Partnership's shares include 485,213 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus. Montgomery & Co., LLC and Montgomery and Associates are beneficial owners of Montgomery 2006-1 Partnership's shares by virtue of Montgomery & Co., LLC's position as a controlling entity of Montgomery 2006-1 Partnership and Montgomery & Associates's position as a controlling entity of Montgomery & Co., LLC. George Montgomery, Michael Montgomery and Brian Bean are beneficial owners of Montgomery 2006-1 Partnership's shares by virtue of their positions as control persons of Montgomery & Co. Jamie Montgomery is a beneficial owner of Montgomery 2006-1 Partnership's shares by virtue of his positions as both a control person of Montgomery & Co. and sole control person of Montgomery & Associates.

(15) Mr. Roenick's shares include 25,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus.

(16) Dr. Salkind's shares include 100,000 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of the date of this prospectus, concerning our issued and outstanding stock beneficially owned
(i) by each director and each named executive officer of Electronic Sensor Technology, (ii) by all directors and executive officers of Electronic Sensor Technology as a group and (iii) by each shareholder known by Electronic Sensor Technology to be the beneficial owner of more than 5% of the outstanding common stock. The information regarding beneficial owners of 5% or more of our common stock was gathered by us from the filings made by such owners with the SEC or from other sources. Shares that may be acquired within 60 days are treated as outstanding for purposes of determining the amount and percentage beneficially owned.

                                                  Amount and Nature of
                   Name and Address (1)           Beneficial Ownership     Percentage of
Title of Class     of Beneficial Owner             (Shares of Stock)         Class (2)
--------------   -----------------------------    --------------------     -------------
Common stock     Barry Howe+*                                  100,000(3)          0.17%
Common stock     Philip Yee+                                    36,250(4)          0.06%
Common stock     Gary Watson+                                  287,500(5)          0.49%
Common stock     James Frey*                                   450,000(6)          0.76%
Common stock     Teong Lim*++                                5,312,908(7)          8.91%
Common stock     Francis Chang*++                            4,023,160(8)          6.77%
Common stock     Rita Benoy Bushon*                                  0(9)          0.00%
Common stock     James Wilburn*                                150,000(10)         0.25%
Common stock     Lewis Larson*                                 100,000(11)         0.17%
Common stock     Land & General Berhad++                     9,948,801(12)        16.76%
Common stock     L&G Resources (1994), Inc.++                9,948,801(12)        16.76%
Common stock     3 Springs, LLC++                            3,853,160             6.53%
Common stock     TC Lim, LLC++                               5,167,908             8.75%
Common stock     Midsummer Investment Ltd.++                22,172,272(13)        28.40%
Common stock     Islandia L.P.++                            12,317,929(14)        17.69%
Common stock     All directors and named
                 executive officers as a group              10,559,818(15)        17.26%

* Director

+ Named executive officer

++5% or more beneficial owner

(1) The address of each director, named executive officer, 3 Springs, LLC and TC Lim, LLC is c/o Electronic Sensor Technology, Inc., 1077 Business Center Circle, Newbury Park, California 91320. The address of Midsummer Investment Ltd. is 295 Madison Avenue, 38th Floor, New York, New York 10017. The address of Islandia L.P. is 485 Madison Avenue, 23rd Floor, New York, New York 10022. The address of each of L&G Resources (1994), Inc. and Land & General Berhad is 7 Persiaran Dagang, Bandar Sri Damansara, Kuala Lumpur, Malaysia 52200.

(2) These percentages are calculated based upon the total amount of outstanding shares of common stock beneficially owned by each person or group, including shares of common stock that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights, divided by 59,033,632, which represents the total number of shares of common stock issued and outstanding as of the date of this prospectus, plus, for each person or group, any shares of common stock that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(3) Includes 100,000 shares of common stock underlying an option exercisable within 60 days of the date of this prospectus.

(4) Includes 36,250 shares of common stock underlying an option exercisable within 60 days of the date of this prospectus.

(5) Includes 287,500 shares of common stock underlying options exercisable within 60 days of the date of this prospectus.

(6) Includes 450,000 shares of common stock underlying options exercisable within 60 days of the date of this prospectus.

(7) Includes 145,000 shares of common stock underlying options exercisable within 60 days of the date of this prospectus, and 438,796 shares of common stock underlying warrants exercisable within 60 days of the date of this prospectus and 4,729,112 shares of common stock held by TC Lim, LLC and beneficially owned by Dr. Lim by virtue of his position as sole member of TC Lim, LLC.

(8) Includes 170,000 shares of common stock underlying options exercisable within 60 days of the date of this prospectus, and 257,247 shares of common stock underlying warrants exercisable within 60 days of the date of this prospectus and 3,595,913 shares of common stock held by 3 Springs, LLC and beneficially owned by Mr. Chang by virtue of his position as sole member of 3 Springs, LLC.

(9) Ms. Bushon is the Executive Director of Land & General Berhad and President of L&G Resources (1994), Inc., a wholly owned subsidiary of Land & General Berhad. By virtue of her position, Ms. Bushon may be deemed to share dispositive power over the 9,948,801 shares of common stock beneficially owned by Land & General Berhad and L&G Resources (1994), Inc. Ms. Bushon is one of six directors on the Board of Directors of Land & General Berhad and the Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of common stock. Ms. Bushon disclaims beneficial ownership of such shares of common stock.

(10) Includes 150,000 shares of common stock underlying an option exercisable within 60 days of the date of this prospectus.

(11) Includes 100,000 shares of common stock underlying an option exercisable within 60 days of the date of this prospectus.

(12) Includes 9,632,534 shares of common stock and 316,267 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus held by L&G Resources (1994), Inc., a wholly-owned subsidiary of Land & General Berhad, of which Land & General Berhad is a beneficial owner. Rita Benoy Bushon is President of L&G Resources (1994), Inc. and Executive Director of Land & General Berhad. By reason of such relationships, Ms. Bushon may be deemed to share dispositive power over the shares of common stock beneficially owned by L&G Resources (1994), Inc. Ms. Bushon expressly disclaims beneficial ownership as Ms. Bushon is one of six directors on the Board of Directors of Land & General Berhad and the Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of common stock.

(13) Includes 11,250,000 shares of common stock underlying a debenture convertible within 60 days of the date of this prospectus, 7,798,059 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus and 3,124,213 shares of common stock issued as interest on the debenture. The conversion of the debenture and exercise of the warrant is contractually capped such that such conversion or exercise, as applicable, shall not cause Midsummer's beneficial ownership to exceed 4.99%, unless waived by Midsummer, and in no event to exceed 9.99% (without giving effect to shares of common stock underlying any unconverted portion of the debenture or unexercised portion of the warrant). Midsummer Capital, LLC, a New York limited liability company, serves as investment advisor to Midsummer Investment Ltd., a Bermuda company. By reason of such relationships, Midsummer Capital may be deemed to share dispositive power over the shares of common stock beneficially owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares of common stock. Michel A. Amsalem and Scott D. Kaufman are members of Midsummer Capital. By reason of such relationships, Mr. Amsalem and Mr. Kaufman may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Midsummer Investment. Mr. Amsalem and Mr. Kaufman disclaim beneficial ownership of such shares of common stock.

(14) Includes 6,250,000 shares of common stock underlying a debenture convertible within 60 days of the date of this prospectus, 4,332,255 shares of common stock underlying a warrant exercisable within 60 days of the date of this prospectus and 1,735,674 shares of common stock issued as interest on the debenture. The conversion of the debenture and exercise of the warrant is contractually capped such that such conversion or exercise, as applicable, shall not cause Islandia's beneficial ownership to exceed 4.99%, unless waived by Islandia, and in no event to exceed 9.99% (without giving effect to shares of common stock underlying any unconverted portion of the debenture or unexercised portion of the warrant). The general partner of Islandia is John Lang, Inc., a New York Sub-S corporation formed to manage investments. John Lang, Inc. has sole dispositive power and sole voting power over all matters not related to director elections. The individuals that exercise shared dispositive and voting power for John Lang, Inc. are Richard Berner, President of John Lang, Inc. and Edgar Berner and Thomas Berner, both Vice-Presidents of John Lang, Inc. By virtue of these relationships John Lang, Inc., Richard Berner, Edgar Berner and Thomas Berner may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by Islandia; however, John Lang, Inc. Richard Berner, Edgar Berner and Thomas Berner disclaim beneficial ownership of the shares of common stock beneficially owned by Islandia.

(15) Includes 1,438,750 shares of common stock underlying options exercisable within 60 days of the date of this prospectus and 696,043 shares of common stock underlying warrants exercisable within 60 days of the date of this prospectus, as well as 3,595,913 shares of common stock held by 3 Springs, LLC and 4,729,112 shares of common stock held by TC Lim, LLC.